

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2018

Jonathan Banas
Chief Financial Officer
Cooper-Standard Holdings Inc.
39550 Orchard Hill Place Drive
Novi, Michigan 48375

  Re: Cooper-Standard Holdings Inc.
    Form 10-K for the Year Ended December 31, 2017
    Form 8-K furnished February 16, 2018
    File No. 001-36127

Dear Mr. Banas:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2017 Compare to Year Ended December 31, 2016, page 27

1. We note your discussion of the various factors (positive and negative) behind the change in various revenue and expense amounts. However, we note you did not quantify the impact regarding some of these factors in your discussions. For example, you state that cost of products sold was impacted from 2016 to 2017 by higher production volumes, commodity price and foreign exchange pressures, and acquisitions without quantification of the impact of these factors. Please revise to provide a more robust discussion here and elsewhere, including the quantifications of various factors behind the change in revenues and expenses to the extent that they are material in understanding your operations. Refer

to Item 303 of Regulation S-K. Your disclosure in the segment results of operations should be similarly revised, as applicable.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 36

2.   Your disclosures regarding market risk do not appear to comply with the requirements outlined in Item 305 of Regulation S-K. Please revise to expand your discussion in this section, particularly as it relates to foreign currency exchange risk and interest rate risk, to comply with one of the disclosure alternatives in Item 305 of Regulation S-K.

Schedule II Valuation and Qualifying Accounts, page 82

3.   We note that you had a significant deduction from your allowance for doubtful accounts during 2017 of $4.4 million. In addition, you recorded a significant charge to your tax valuation allowance during 2017 of $25.8 million. In this regard, please revise this section to include footnote disclosure concerning the nature of significant variances.

Form 8-K furnished February 16, 2018

Outlook, page 4

4.   We note that your disclosure includes 2018 guidance for Adjusted EBITDA Margin, a non-GAAP financial measure. Please revise to include a reconciliation of this non-GAAP financial measure, or alternatively disclose that you are relying on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B) of Regulation S-K. See guidance in Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, last updated October 17, 2017.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any other questions.

                                                Division of Corporation Finance
                                                Office of Transportation and Leisure